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                     June 24, 2022

       Ken Ho
       Chairman
       Primech Holdings Pte. Ltd.
       23 Ubi Crescent
       Singapore 408579

                                                        Re: Primech Holdings
Pte. Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed June 16, 2022
                                                            File No. 333-264036

       Dear Mr. Ho:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2022 letter.
 Ken Ho
FirstName  LastNameKen
Primech Holdings Pte. Ltd.Ho
Comapany
June       NamePrimech Holdings Pte. Ltd.
     24, 2022
June 24,
Page 2 2022 Page 2
FirstName LastName
Amendment No. 3 to Registration Statement on Form F-1 filed June 16, 2022

Taxation, page 134

1. You note that this section is the opinion of Loeb & Loeb LLP, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and the opinion of
         Baker & McKenzie. Wong & Leow, insofar as it relates to legal conclusions with respect to matters of Singapore tax law. Please have Loeb & Loeb LLP file a tax opinion as an exhibit to the registration statement. Please also revise the disclosure in this section in accordance with Section III of Staff Legal Bulletin No. 19 to clearly state the opinions of both counsel for each applicable material tax consequence. Please remove disclosure stating that this is a summary, that the statements are not to be regarded as advice on the tax position of any holder, and remove any limitations on reliance. In the alternative, please remove the language indicating that this is the opinion of counsel.
Item 8. Exhibits, page II-2

2. We note that paragraph (12) of Exhibit 5.1 states that "[t]his opinion is given only for the benefit of the person to whom it is addressed . . . ." Please remove this inappropriate
         limitation on reliance. In this regard, investors are entitled to rely on the opinion as expressed. Additionally, we note that in paragraph (6) you assumed the definition of the
         term    non-assessable    under Singapore law. Please have counsel
revise the opinion to
         remove this assumption and to opine whether the offer shares are non-assessable based on the meaning of that term under U.S. law. Refer to Section II.B.1.c and II.B.3.d of Staff
         Legal Bulletin No. 19.
3. In paragraph (5.2) of Exhibit 5.1, counsel opines that the Offer Shares will have been duly authorized (emphasis added). Please have counsel provide an opinion that the Offer
         Shares are duly authorized (emphasis added).
Signatures, page II-5

4. Please include the signatures required by Instruction 1 to "Signatures" on Form F-1. In the current amendment the individuals have signed on behalf of the registrant, but they also need to sign in their individual capacity.
 Ken Ho
FirstName  LastNameKen
Primech Holdings Pte. Ltd.Ho
Comapany
June       NamePrimech Holdings Pte. Ltd.
     24, 2022
June 24,
Page 3 2022 Page 3
FirstName LastName
       You may contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Lawrence Venick